December 22, 2016

Lisa Larkin

Senior Counsel

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:

State Trust; File Nos. 333-212580, 811-23173

Dear Ms. Larkin:

On July 19, 2016, State Trust (the “Trust”) filed a Registration Statement under the Securities Act of 1933 and the Investment Company Act of 1940 on Form N-1A on behalf of the 1-3 Month Enhanced Short Duration Mutual Fund (the “Fund”), a series of the Trust.  The Trust has previously revised the disclosure in its prospectus and Statement of Additional information in response to comments given by you in a letter dated August 16, 2016 and via telephone on October 21, 2016.  On November 28, 2016, you provided follow-up comments related to prior correspondence and the disclosure changes noted above.  Your most recent comments are summarized below, with corresponding responses following each comment.  Please note that in responses discussing modifications to current disclosure, text that has been stricken-through represents deleted text, and underlined text represents added text.  Any comment-related revisions have been carried over to all relevant parts of the registration statement.  In addition, capitalized terms used but not otherwise defined herein have the meanings ascribed to them in the Prospectus.

Prospectus

1.

Comment:  Please provide a definition of “duration” consistent with SEC staff guidance related to terms, such as duration, that may fall outside the ambit of Rule 35d-1 but still require definition disclosure to avoid misrepresentation.

Response:  The following two paragraphs have been added (i) after the first paragraph under “Principal Investment Strategies” in the summary prospectus and (ii) after the first paragraph under “More about the Fund’s Principal Investment Strategies” in the statutory prospectus:

A bond’s “maturity” refers to the length of time until the bond’s principal must be paid back. “Dollar weighted average maturity” (“WAM”) is the weighted average amount of time it takes for the fund’s bond portfolio to mature.  This means that the higher the Fund’s portfolio’s WAM, the longer it takes for all of the bonds in the portfolio to mature.  WAM is calculated by computing the percentage value of each bond instrument in the portfolio. The number of days or months until the bond’s maturity is multiplied by each percentage, and the sum of the subtotals equals the WAM of the bonds in the portfolio.

WAM is not the same thing as “duration.”  Duration is an approximate measure of a bond’s price sensitivity to changes in interest rates.  If a bond has a duration of six years, for example, its price

Craig.Foster@ThompsonHine.com Fax: 614.469.3361 Phone: 614.469.3280

will rise about 6% if interest rates drop by a percentage point, and its price will fall by about 6% if interest rates rise by a percentage point.  For investment purposes, the Fund uses the Macaulay method of calculating duration, named after its creator, Frederick Macaulay. Macaulay duration is the weighted average term to maturity of the cash flows from a bond. The weight of each cash flow is determined by dividing the present value of the cash flow by the price.

2.

Comment:  Please distinguish maturity and duration when describing the character of the Fund’s portfolio.

Response:  Please see the response to Comment 1 above.

3.

Comment:  As the Fund’s investment strategy does not readily distinguish it from a money market fund, please consider adopting a Fund policy that extends the weighted average maturity beyond 61 days as this is only one day longer than that of a money market fund.  Additionally please consider other strategy elements that might further distinguish the Fund from a money market fund.

Response:  The first paragraph under “Principal Investment Strategies” in the summary prospectus and the first paragraph under “More about the Fund’s Principal Investment Strategies” in the statutory prospectus have each been modified to read as follows:

Under normal market conditions, the Fund (i) primarily invests its net assets  (exclusive of proceeds (collateral) received ~~collateral~~ with respect to securities lending, repurchase agreements and reverse repurchase agreement transactions) in U.S. Treasury securities, which include bills, notes, and bonds issued by the U.S. Treasury, that have remaining maturities of greater than or equal to one week and less than three months and (ii) will maintain a portfolio with a dollar weighted average maturity ~~average weighted maturity~~ of at least ~~61~~ 90 days. The portfolio manager may adjust the Fund’s portfolio duration within the stated limit based on current and anticipated changes in interest rates. In addition, under normal market conditions, the Fund will hold at least one U.S. Treasury security with a maturity of at least 14 months, as measured at the time of purchase.  U.S. Treasury securities are backed by the “full faith and credit” of the U.S. Government, which means that the U.S. Government guarantees that the interest and principal will be paid when due. All of the Fund’s assets will be invested in U.S. dollar-denominated securities.

4.

Comment:  Please refer to “average maturity” as “dollar weighted average maturity.”

Response:  The Registrant has made the requested revision.

5.

Comment:  When describing investments in repurchase agreements that are the subject of non-government securities, please change “may” to “will” or remove such disclosure.

Response:  The Registrant has made the requested revision.

6.

Comment:  When describing temporary defensive positions, please amend disclosures to note that such defensive positions may be inconsistent with the Fund’s principal investment strategies.

Response:  The Registrant has modified the paragraph under “Temporary Investments” as follows:

To respond to adverse market, economic, political or other conditions, the Fund may invest 100% of its total assets, without limitation, in cash or cash equivalents (including cash it has borrowed).  While the Fund is in a defensive position, the opportunity to achieve its objective may be hindered and additional borrowing cost may be incurred.  Such defensive positions may be inconsistent with the Fund’s principal investment strategies.

7.

Comment:  Please consider restoring fair value pricing disclosures as the Fund made need to use them under certain circumstances.

Response:  The following three paragraphs have been added to the end of the section entitled “How Shares are Priced”:

Securities and other assets for which market quotes are not readily available are valued at fair value as determined in good faith by the Board of Trustees or persons acting at their direction. The Board of Trustees has adopted methods for valuing securities and other assets in circumstances where market quotes are not readily available, and has delegated to the Adviser the responsibility for applying the valuation methods. In the event that market quotes are not readily available, and the security or asset cannot be valued pursuant to one of the valuation methods, the value of the security or asset will be determined in good faith by the Board of Trustees, generally based upon recommendations provided by the Adviser.

Market quotes are considered not readily available in circumstances where there is an absence of current or reliable market-based data (e.g., trade information, bid/ask information, broker quotes), including where events occur after the close of the relevant market, but prior to the NYSE Close, that materially affect the values of the Fund’s securities or assets. In addition, market quotes are considered not readily available when, due to extraordinary circumstances, the exchanges or markets on which the securities trade do not open for trading for the entire day and no other market prices are available. The Board has delegated to the Adviser the responsibility for monitoring significant events that may materially affect the values of the Fund’s securities or assets and for determining whether the value of the applicable securities or assets should be re-evaluated in light of such significant events.

When the Fund uses fair value pricing to determine its NAV, securities will not be priced on the basis of quotes from the primary market in which they are traded, but rather may be priced by another method that the Board of Trustees or persons acting at their direction believe reflects fair value. Fair value pricing may require subjective determinations about the value of a security. While the Trust’s policy is intended to result in a calculation of the Fund’s NAV that fairly reflects security values as of the time of pricing, the Trust cannot ensure that fair values determined by the Board of Trustees or persons acting at their direction would accurately reflect the price that the Fund could obtain for a security if it were to dispose of that security as of the time of pricing (for instance, in a forced or distressed sale). The prices used by the Fund may differ from the value that would be realized if the securities were sold.

8.

Comment:  When describing the administrator or other service providers please recite a full name before using an abbreviation or short cite.

Response:  The Registrant has reviewed the prospectus and ensured that the full name of each service provider is provided before using an abbreviation or short cite.

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The Trust has authorized me to convey to you that it acknowledges the following:

1.

Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

2.

The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Trust from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

3.

The Trust may not assert staff comments as a defense in any proceeding initiated by the Commission under the federal securities laws of the United States.

______________________________________

If you have any questions or additional comments, please call the undersigned at 614-469-3280.

Very truly yours,

/s/ Craig A. Foster

cc:    Ofer Abarbanel

JoAnn M. Strasser